SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Delwinds Insurance Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

24803C 102

(CUSIP Number)

One City Centre
1021 Main Street, Suite 1960
Houston, TX 77002

(713) 337-4077

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24803C 102

1	Names of Reporting Person. DIAC Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,687,500 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 5,687,500 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,687,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22%
14	Type of Reporting Person OO

(1)	Includes 656,250 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”) and 5,031,250 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248753). Andrew Poole, the Chief Executive Officer and Chairman of the issuer, is the managing member of DIAC Sponsor LLC (the “Sponsor”) and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Poole disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 24803C 102

1	Names of Reporting Person. Andrew Poole
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 5,687,500 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 5,687,500 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,687,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22%
14	Type of Reporting Person IN

(1)	Includes 656,250 shares of the Issuer’s Class A Common Stock and 5,031,250 shares of Class B Common Stock, which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248753). Andrew Poole, the Chief Executive Officer and Chairman of the issuer, is the managing member of the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Poole disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of DIAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Andrew Poole (collectively, the “Reporting Persons”).

Item 1.          Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer: Delwinds Insurance Acquisition Corp. (the “Issuer”)

One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002.

Item 2.          Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 22% of the issued and outstanding shares of all classes of common stock of the Issuer (25,812,500) based on the number of shares of Class A Common Stock (20,781,250) and shares of Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) (5,032,250) outstanding as of December 15, 2020, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 21, 2020; and

(ii) Andrew Poole, the Chairman and Chief Executive of the Issuer and the Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Sponsor and Mr. Poole is One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal occupation of Mr. Poole is the Chief Executive Officer and Chairman of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Poole is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $6,587,500. The source of these funds was the working capital of the Sponsor.

Item 4.          Purpose of the Transaction

In May 2020, the Sponsor purchased an aggregate of 5,750,000 shares of Class B Common Stock (the “Founder Shares”), for an aggregate offering price of $25,000 at an average purchase price of approximately $0.004 per share. In November 2020, the Sponsor returned to the Issuer, at no cost, an aggregate of 718,750 Founder Shares, which the Issuer cancelled, resulting in an aggregate of 5,031,250 Founder Shares outstanding and held by the Sponsor.

On December 15, 2020, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased 656,200 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated December 10, 2020, by and between the Issuer and the Sponsor (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated December 10, 2020).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Poole have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.          Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 25,812,500 shares of Common Stock, including 20,781,250 shares of Class A Common Stock and 5,031,250 shares of Class B Common Stock, outstanding as of December 15, 2020, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on December 20, 2020) are as follows:

Sponsor
a)		Amount beneficially owned: 5,687,500	Percentage: 22%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	5,687,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	5,687,500
	iv.	Shared power to dispose or to direct the disposition of:	0
Andrew Poole
a)		Amount beneficially owned: 5,687,500	Percentage: 22%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	5,687,500
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	5,687,500

Mr. Poole is the Managing Member of the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Poole disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Private Placement Units Purchase Agreement between the Issuer and Sponsor

On December 10, 2020, simultaneously with the consummation of the IPO, the Sponsor purchased 656,250 Placement Units pursuant to the Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 16, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

On December 10, 2020, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 16, 2020 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On December 10, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on December 16, 2020 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.           Material to be Filed as Exhibits

Exhibit 10.1

Private Placement Units Purchase Agreement, dated as of December 10, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 16, 2020).

Exhibit 10.2

Insider Letter, dated as of December 10, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 16, 2020).

Exhibit 10.3

Registration Rights Agreement, dated as of December 10, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 16, 2020).

Exhibit 99.1	Joint Filing Agreement, dated February 16, 2021, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	DIAC SPONSOR LLC

	By:	/s/ Andrew Poole
		Name:	Andrew Poole
		Title:	Managing Member

Date: February 16, 2021		/s/ Andrew Poole
Andrew Poole